HCA Holdings, Inc.

One Park Plaza

Nashville, TN 37203

January 12, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Mail Stop 4720

Re:	HCA Holdings, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 001-11239

Dear Mr. Rosenberg:

On behalf of HCA Holdings, Inc. (the “Company,” “our” or “we”), please find below our responses to the comments you provided during a telephone conversation on January 6, 2012 regarding the previous comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2011 (the “Comment Letter”), concerning the Company’s Form 10-Q for the quarterly period ended September 30, 2011 and our responses to those comments in our letter dated December 21, 2011.

We understand the Staff has reviewed our explanations and analysis regarding the Company’s recognition of Medicare and Medicaid EHR incentives during the quarters ended June 30, 2011 and September 30, 2011 and the Staff has no further comments regarding our accounting policy for the recognition of Medicare and Medicaid EHR incentives.

We understand the Staff does not agree with our recording of the Medicare and Medicaid EHR incentives in the line item “Revenues” within our Condensed Consolidated Income Statements. We propose to include the Medicare and Medicaid EHR incentives in the line item “Other operating expenses” in our Consolidated Income Statements to be included in our Form 10-K for the year ended December 31, 2011 (and future quarterly and annual filings), and we will provide disclosure in the Notes to Consolidated Financial Statements of the Medicare and Medicaid EHR incentive amounts previously recorded in the line item “Revenues” and the amounts of Medicare and Medicaid EHR incentives recognized and included in “Other operating expenses” for each period presented. The Medicare and Medicaid EHR incentives, net of the related incremental expenses, are expected to be approximately 2.4% of “Other operating expenses” for the year ended December 31, 2011.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

January 12, 2012

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at don.street@hcahealthcare.com, telephone (615) 344-5900 or fax (615) 344-5959 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

Don Street

Chief Accounting Officer

Cc:	Kei Nakada, Securities and Exchange Commission